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                                                                    EXHIBIT 6.7

                                [MDI LETTERHEAD]



July 31, 1998



                               VIA FEDERAL EXPRESS

Mr. Craig Krueger
President
Fancaster, Inc.
85 Sixty Second Avenue, Suite 1213
Silver Spring, MD 20910

Dear Craig:

As a result of our recent discussions, we have formulated this revised Letter of Intent by which MDI ENTERTAINMENT, INC., OR ITS ASSIGNS, (HEREINAFTER "MDI") PROPOSES TO ENTER INTO A JOINT VENTURE WITH FANCASTER, INC. AND CRAIG KRUEGER (HEREINAFTER COLLECTIVELY "FANCASTER") to develop and market certain concepts associated with broadcast advertising to pager networks. This Letter of Intent is hereby submitted as a proposal of the principal terms and conditions upon which MDI and Fancaster are prepared to proceed.

1. MDI and Fancaster (hereinafter collectively the "Companies") will form a new Delaware corporation (hereinafter "Newco"), with a name to be determined, with MDI and Fancaster owning 50% of the initial common stock, respectively.

2. MDI shall, for consideration of its 50% ownership in Newco, pay Krueger $25,000 in cash at the time of closing and as additional consideration for its ownership, provide Newco with all administrative, sales, marketing and financial services at no charge for a period ending one year after the closing. Fancaster shall, for consideration of its 50% ownership in Newco, provide the services of Craig Krueger to Newco, arrange to have Thomas Stroup and William West sit on the Board of Directors of Newco, and have Craig Krueger execute such five (5) year non-compete agreement as Newco may require. MDI shall also execute a five year non- compete agreement. Stroup and West shall each receive in non-voting stock equivalent to 1% of the common stock options of Newco and an additional 1/4% per quarter for two years for a total of the equivalent of 3%.

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Mr. Craig Krueger
July 31, 1998
Page 2


3. MDI shall, in addition to its initial investment, agree to loan Newco an amount, not to exceed $200,000, to fund its ongoing operations (hereinafter the "Loan").

4. Such funds shall be advanced in MDI's sole discretion and shall be secured by all the assets of Newco. The Loan shall bear interest at a rate of Prime plus 1% per annum. Newco will begin repayment of the loan according to a schedule to be determined prior to the closing. Such schedule shall contain covenants that factor in Newco's profitability and cash flow. At such time as MDI is repaid all money loaned to Newco, Newco shall repay Krueger an amount equal to $200,000 under the same repayment terms agreed to for the MDI loan. Such $200,000 will take the form of a note for funds advanced to Fancaster by Krueger. There shall be no interest on the Krueger loan.

5. The Board of Directors of Newco shall consist of five members, in addition to Stroup and West; four named by MDI and one named by Fancaster.

6. Newco shall provide a consulting agreement to Krueger for a period of no less than eighteen (18) months, at a monthly compensation of $8,000. Krueger will receive all benefits offered employees of MDI with the exception of 401(k) participation. These benefits shall include major medical insurance, dental insurance, and three weeks paid vacation. Newco will pay all out-of-pocket expenses incurred by Mr. Krueger during the course of his consulting work. In addition, during these 18 months, Newco will pay Krueger, upon the achievement of goals relating to the addition of increments of 250,000 paging units that receive news and other information feeds to Newco's advertising network, up to a maximum of 1,000,000, with such paging units to be committed for a minimum period of no less than twelve
         (12) months on a non-exclusive basis. Newco shall pay Krueger $25,000 for each 250,000 unit increment achieved within ten (10) days after the confirmed validation of mutuals size through a statistical validation method agreed to by the partners. Such payments shall be advanced by MDI and shall be in addition to any funds specified in Sections 2 and 3 above and subject to the terms in Section 4 above.

7. Mr. Krueger will be President and Chief Operating Officer of Newco and shall provide his knowledge and expertise in developing and marketing the concept as directed by the Board of Newco.

8. Mr. Saferin will be the Chairman and Chief Executive Officer of Newco and shall provide his knowledge and expertise in developing and marketing the concept as directed by the Board of Newco.

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Mr. Craig Krueger
July 31, 1998
Page 3


9. MDI shall provide an administrative services contract to Newco, at no cost to Newco for the first year after closing. Thereafter, Newco and MDI shall mutually agree on the terms for ensuing years. Newco shall pay all of MDI's out-of-pocket expenses associated with its administrative services contract.

10. MDI may withdraw from the joint venture for any good faith reason after six (6) months from the date of execution of the formal Joint Venture agreement.

Fancaster acknowledges MDI's right to conduct detailed evaluations and due diligence investigations of Fancaster and its patents. In connection with these evaluations, Fancaster shall make its facilities, management and employees available to MDI during agreed upon hours, and shall be responsive to any and all reasonable requests for information made by MDI.

Simultaneously to such evaluations, but no later than thirty (30) days from Fancaster's execution of this Letter of Intent, MDI intends to provide Fancaster with a definitive joint venture agreement for Fancaster's review and execution

With the exception of paragraphs A, B, C and D below, by which the parties hereto agree to be legally bound, this Letter of Intent is not intended to serve as a legally binding document, since MDI and Fancaster do not intend to be legally bound or under any legal obligation to one another prior to the execution and delivery of a definitive agreement which is mutually acceptable to both parties.

A. In consideration of the substantial expenditure of time, effort and expense to be undertaken by MDI in connection with the proposed transaction, Fancaster undertakes and agrees that it shall not, for sixty (60) days after the execution of this Letter of Intent, enter into any contract with any other prospective purchaser, investor, partner, joint venturer or creditor concerning a sale of Fancaster, or any associated assets or liabilities.

B. MDI and Fancaster mutually agree that neither party shall disclose to any third party that MDI and Fancaster have exchanged information or correspondence with respect to the foregoing. Further, both parties agree not to disclose to any third party or entity any information, whether written or oral, received from the other in connection with this matter and that all such information shall be maintained on a confidential basis and shall not be used for any purpose other than to evaluate the proposed transaction. Excluded from these non-disclosure provisions are financial institutions and co-investors who may participate in this transaction, and advisors to both MDI and Fancaster. It is explicitly understood by both parties that the non-disclosure provision of this paragraph shall include all other prospective buyers of Fancaster or its assets.
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Mr. Craig Krueger
July 31, 1998
Page 4


C. Each party further agrees, whether or not the proposed transaction outlined herein is consummated, to pay its own (and their representatives) respective fees and expenses incurred in connection with the proposed transaction.

D. This agreement shall be governed by and construed under the laws of the State of Connecticut.

If the contents of this letter accurately reflect your understanding, kindly indicate your acceptance of the foregoing by signing the enclosed counterpart of this letter in the space provided below and returning same to the undersigned. The terms of this Letter of Intent will expire at close of business on August 7, 1998, unless signed by both parties. MDI and Fancaster agree that telecopied or "faxed" agreements are binding on both parties.

In order to expedite the finalization of this agreement, the parties shall execute faxed copies, but will also execute two (2) original agreements.

We look forward to successfully concluding this transaction to our mutual benefit.

                                                        Very truly yours,
                                                        MDI ENTERTAINMENT, INC.

                                                        /s/ Steven M. Saferin
                                                        Steven M. Saferin
                                                        President and CEO

AGREED TO AND ACCEPTED UPON THE AFOREMENTIONED TERMS AND CONDITIONS THIS 5th DAY OF AUGUST, 1998.



BY: /s/ Craig Krueger, President
    ------------------------------------------------
       Mr. Craig Krueger, President
       Fancaster, Inc.




BY: /s/ Craig Krueger
    ------------------------------------------------
       Mr. Craig Krueger, Individually